UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

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In the Matter of

ENTERGY ARKANSAS, INC.
                                   CERTIFICATE PURSUANT
File No. 70-8071                         TO RULE 24

(Public Utility Holding
     Company Act of 1935)
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      Pursuant to Rule 24 promulgated by the Securities  and
Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, modified by the application and/or declaration referenced above and the related order dated March 16, 1993, this is to certify that the following transactions were carried out during the twelve months ended
December  31,  1997,  by  Entergy  Arkansas,  Inc.   ("EAI")
pursuant to the authorization of the SEC.

I.   Programs Authorized

      In 1993, EAI was authorized to (i) finance for all classes of EAI customers the acquisition and installation of heat pumps and other standard electric appliances, energy conservation and weatherization materials and related ductwork and wiring, and extended warranties, electrical efficiency testing and service plans for such appliances and materials ("Appliance Activities"), and (ii) finance for EAI non-residential customers the acquisition and installation of efficient electrical equipment and electrotechnologies ("Equipment Activities").

II.  Report of Transactions

       The financing of standard electric appliances, including heat pumps and water heaters is permitted under Rule 48 of the Holding Company Act while the financing of associated weatherization items, wiring and ductwork is permitted only under the authority granted in the Commission's order approving the Program. Contractors indicated that these associated items account for about 10% of the total installed cost.

     Therefore, during the year ended December 31, 1997, EAI participated in these activities as follows:

     Activity 1, Appliance Activities - Financed $0 and
     had  proceeds  of  $21,330.   The  maximum  amount
     extended  to  a single customer was $0.   EAI  had
     outstanding  principal obligations as of  December
     31,  1997, of $214,553.  Expenses charged in  1997
     were $2,715.

     Activity  2,  Equipment Activities - EAI  did  not
     finance   for   non-residential   customers    the
     acquisition   and   installation   of    efficient
     electrical   equipment   and   electrotechnologies
     ("Equipment  Activities")  during  the   reporting
     period.

      IN WITNESS WHEREOF, EAI has caused this certificate to be executed as of the 17th day of February, 1998.

                          ENTERGY ARKANSAS, INC.



                      By: /s/ John R. Marshall
                          John R. Marshall
                          Vice President, Consumer and Small
Business